UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

OTHER INFORMATION

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to announce (the “Announcement”) the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2024, together with the comparative unaudited figures for the corresponding period in 2023 which have been reviewed by the audit committee of the Company. The announcement complies with the relevant requirements of the Listing Rules in relation to information to accompany preliminary announcement of interim results of the Company. We are furnishing the Announcement in respect of the first six months of the fiscal year ending June 30, 2024 as Exhibit 99.1 of this Form 6-K, which is incorporated herein by reference.

The description of the unaudited interim consolidated financial results of the Group for the six months ended 30 June 2024 referenced above is not complete and subject to the terms set forth on the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein are qualified in their entirety by reference to such document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: August 29, 2024

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding Interim Results For The Six Months Ended 30 June 2024 (English Translation)

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